APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Teak New York
Income Statement - unaudited
For the period ended Nov 22nd, 2022

	Current Period	Prior Period
	1/1/22 to 11/21/22	31-Dec-21
REVENUES		
Sales	$ 120,000.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**120,000.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	50,000.00	-
Supplies	10,000.00	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	60,000.00	-
GROSS PROFIT (LOSS)	60,000.00	-
OPERATING EXPENSES		
Advertising and Promotion	5,000.00	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	500.00	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	38,500.00	-
Rental Payments	-	-
Salaries	44,000.00	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	88,000.00	-

OPERATING PROFIT (LOSS)	(28,000.00)	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (28,000.00)	$ -

Teak New York
Balance Sheet - unaudited
For the period ended Nov 22nd, 2022

	Current Period 30-Nov-22		Prior Period 31-Dec-21	
ASSETS				
Current Assets:				
Cash	$	1,000.00	$	-
Petty Cash		500.00		-
Accounts Receivables		-		-
Inventory		40,000.00		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		41,500.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		5,000.00		-
Computer Equipment		2,000.00		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		7,000.00		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	48,500.00	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		40,000.00		-
Sales Tax Payable		10,000.00		-
Payroll Liabilities		44,000.00		-
Rent		38,500.00		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		132,500.00	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		(84,000.00)	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		(84,000.00)	-
TOTAL LIABILITIES & EQUITY	$	48,500.00	$ -
Balance Sheet Check		-	-

Teak New York
Statement of Cash Flow - unaudited
For the period ended Nov 22nd, 2022

	Current Period	Prior Period
	22-Nov-22	**31-Dec-21**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	50,000	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	40,000	5,000
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	(40,000)	-
Total Adjustments	-	5,000
Net Cash Flows From Operating Activities	50,000	5,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	50,000	5,000
CASH - BEGINNING	5,000	-
CASH - ENDING	55,000	5,000

I, Caitlin Rose Sowers, certify that:

1. The financial statements of Teak New York included in this Form are true and complete in all material respects; and
2. The tax return information of Teak New York has not been included in this Form as Teak New York was formed on 11/26/2021 and has not filed a tax return to date.

Signature   _Caitlin Rose Sowers_

Name: Caitlin Rose Sowers

Title: Owner